Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

CONNECTED TRANSACTION

(1) CAPITAL CONTRIBUTION AND DEEMED DISPOSAL OF SAGA

AND

(2) DISPOSAL OF EQUITY INTERESTS IN SAGA

THE AGREEMENT

On 25 November 2020 (after trading hours), the Company, SAGA, CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA entered into the Agreement, pursuant to which the registered capital of SAGA will be increased from RMB1 billion to RMB1.34228 billion through the capital contribution to be made by CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA and the Company agreed to transfer part of its equity interests in SAGA to CSP Investment Group, Shuangbai No. 1 and Southern Airlines Capital.

As at the date of this announcement and prior to completion of the Capital Contribution and the Equity Transfer contemplated under the Agreement, SAGA is a wholly-owned subsidiary of the Company. After completion of the Capital Contribution and the Equity Transfer contemplated under the Agreement, SAGA will be owned as to approximately 57.9%, 10.0%, 14.1%, 10.0% and 8.0% by the Company, CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA, respectively, and continue to be a subsidiary of the Company.

IMPLICATIONS UNDER THE LISTING RULES

Prior to the completion of the Capital Contribution and Equity Transfer under the Agreement, SAGA is the wholly-owned subsidiary of the Company. Pursuant to the Agreement, as a result of the Capital Contribution, the Company’s equity interest in SAGA will decrease, which constitutes a deemed disposal of the Company under Chapter 14 of the Listing Rules.

As CSAH and its associates directly and indirectly hold approximately 60.42% of the issued share capital of the Company as at the date of this announcement, CSAH is a connected person of the Company under the Listing Rules. As Southern Airlines Capital is the wholly-owned subsidiary of CSAH as at the date of this announcement, Southern Airlines Capital is an associate of CSAH and a connected person of the Company. The transactions contemplated under the Agreement with, among others, Southern Airlines Capital constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios for the transactions contemplated under the Agreement is more than 0.1% and less than 5%, the transactions contemplated under the Agreement are subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under the Listing Rules.

THE AGREEMENT

Date

25 November 2020

Parties

(1) SAGA

(2) The Company

(3) CSP Investment Group

(4) Shuangbai No. 1

(5) Southern Airlines Capital

(6) ZGA

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, CSP Investment Group, Shuangbai No. 1 and ZGA and their ultimate beneficial owners (other than two directors of SAGA, namely Li Er Bao (李二保) and Hu Yue Qiu (胡月秋), who each holds less than 1% of interest in ZGA) are third parties independent of the Company and its connected persons.

Registered Capital of SAGA and Capital Commitment in SAGA

Pursuant to the Agreement, the parties agreed that the Capital Contribution shall be made in the following manners:

CSP Investment Group

CSP Investment Group will contribute the amount of RMB102.576096 million (of which RMB68.88 million will be contributed as the registered capital of SAGA and RMB33.696096 million will be contributed as the capital reserve of SAGA).

Shuangbai No. 1

Shuangbai No. 1 will contribute the amount of RMB144.660888 million (of which RMB97.14 million will be contributed as the registered capital of SAGA and RMB47.520888 million will be contributed as the capital reserve of SAGA).

Southern Airlines Capital

Southern Airlines Capital will contribute the amount of RMB102.576096 million (of which RMB68.88 million will be contributed as the registered capital of SAGA and RMB 33.696096 million will be contributed as the capital reserve of SAGA).

ZGA

ZGA will contribute the amount of RMB159.910296 million (of which RMB107.38 million will be contributed as the registered capital of SAGA and RMB52.530296 million will be contributed as the capital reserve of SAGA).

The Company will waive its pre-emptive rights of capital contribution. Each of CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA shall pay its share of the Capital Contribution in SAGA in cash. Upon completion of the Capital Contribution under the Agreement, the registered capital of SAGA will be increased from RMB1 billion to RMB1.34228 billion. After the completion of the Capital Contribution, the funds will be used by SAGA for the provision of equipment in airports, terminals and facilities to maintain hangars, business and fleet expansion, payment of related expenses etc.

The above amounts of capital contribution to SAGA were determined after arm’s length negotiations among the parties with reference to, among other things, the valuation of the net assets of SAGA of RMB1.4891184 billion prepared by Zhongshui Zhiyuan Assets Appraisal Co., Ltd. (中水致遠資産評估有限公司) (an independent qualified valuer in the PRC) under an asset-based approach as at 30 November 2019 and the results obtained through a public tender process (listing-for-sale) (公開掛牌) conducted on CBEE.

The deemed disposal as a result of the Capital Contribution will not result in the recognition of any gain or loss in profit or loss of the Group.

Disposals of equity interests in SAGA

Pursuant to the Agreement, the Company agreed to transfer part of its equity interests in SAGA to CSP Investment Group, Shuangbai No. 1 and Southern Airlines Capital in the follow manners:

The Company will transfer RMB65.42 million of the amount it contributed to the registered capital of SAGA prior to the Capital Contribution (equivalent to approximately 6.542% of the equity interest in SAGA held by the Company prior to the Capital Contribution and the Equity Transfer) to CSP Investment Group at a consideration of RMB97.423464 million.

The Company will transfer RMB92.28 million of the amount it contributed to the registered capital of SAGA prior to the Capital Contribution (equivalent to approximately 9.228% of the equity interest in SAGA held by the Company prior to the Capital Contribution and the Equity Transfer) to Shuangbai No. 1 at a consideration of RMB137.423376 million.

The Company will transfer RMB65.42 million of the amount it contributed to the registered capital of SAGA prior to the Capital Contribution (equivalent to approximately 6.542% of the equity interest in SAGA held by the Company prior to the Capital Contribution and the Equity Transfer) to Southern Airlines Capital at a consideration of RMB97.423464 million.

Each of CSP Investment Group, Shuangbai No. 1 and Southern Airlines Capital shall pay their respective consideration of the Equity Transfer in cash.

As at the date of this announcement and prior to completion of the Capital Contribution and the Equity Transfer contemplated under the Agreement, SAGA is a wholly-owned subsidiary of the Company. After completion of the Capital Contribution and the Equity Transfer contemplated under the Agreement, SAGA will be owned as to approximately 57.9%, 10.0%, 14.1%, 10.0% and 8.0% by the Company, CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA, respectively, and continue to be a subsidiary of the Company.

The Company intends to apply the sale proceeds from the Equity Transfer as working capital of the Group.

The above amounts of consideration of the Equity Transfer were determined after arm’s length negotiations among the parties with reference to, among other things, the valuation of the net assets of SAGA of RMB1.4891184 billion prepared by Zhongshui Zhiyuan Assets Appraisal Co., Ltd. (中水致遠資産評估有限公司) (an independent qualified valuer in the PRC) under an assets-based approach as at 30 November 2019 and the results obtained through a public tender process (listing-for-sale) (公開掛牌) conducted on CBEE.

The Equity Transfer will not result in the recognition of any gain or loss in profit or loss of the Group.

Payment and Transfer of equity interests in SAGA

CSP Investment Group, Shuangbai No. 1 and Southern Airlines Capital shall pay the full amount of their respective shares of the Capital Contribution and their respective consideration of the Equity Transfer to be transferred in SAGA (after deducting the guarantee payment made by them) within 30 working days of the date on which the Agreement comes into effect.

ZGA shall make the total amount of its share of the Capital Contribution within 3 months of the date on which the Agreement comes into effect.

After the receipt of the total amount of the Capital Contribution and the total consideration of the Equity Transfer by the Company and SAGA respectively, the parties shall cooperate with SAGA to complete the relevant industrial and commercial change registration and the parties shall complete the signing of the required documents within 10 working days of the written notice of SAGA. SAGA shall, within 30 days of such receipt and the receipt of the required documents for the industrial and commercial change registration, complete such change registration.

Composition of the Board of Directors

After the completion of the Capital Contribution and the Equity Transfer contemplated under the Agreement, the board of directors of SAGA will comprise 7 directors, with 4 directors to be appointed by the Company, 1 director to be appointed by Shuangbai No. 1, 1 director to be appointed by CSP Investment Group and 1 director to be appointed by Southern Airlines Capital.

Restrictions on Transfer of Equity Interest in SAGA

Within 36 months from the date of completion of the industrial and commercial change registration of the Agreement (subject to the date on which the competent industrial and commercial authorities issue the notice of approval of change registration), without the consent of more than half of the shareholders with voting rights representing SAGA (including the Company), no shareholder (excluding the Company) shall directly or indirectly transfer its equity interests in SAGA to any third party other than to the shareholders of SAGA, unless otherwise agreed by the parties.

REASONS FOR AND BENEFITS OF ENTERING INTO THE AGREEMENT

The Capital Contribution and Equity Transfer serve to introduce other strategic investors in SAGA to provide capital guarantee for the development of SAGA. At the same time, they will realize mixed ownership reform, improve the corporate governance structure and operational efficiency and further enhance the overall performance of the Company.

Among the 7 Directors, 3 connected Directors, Mr. Wang Chang Shun, Mr. Ma Xu Lun, and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the transactions contemplated under the Agreement proposed to be entered into by the Company. All remaining 4 Directors who were entitled to vote unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the articles of association of the Company.

The Directors (including the independent non-executive Directors) consider that, although the transactions contemplated under the Agreement are not in the ordinary and usual course of business of the Group, the Agreement was entered into after an arm’s length negotiation among the Company, SAGA, CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA and the terms in the Agreement are fair and reasonable and in the interests of the Shareholders as a whole. Additionally, the Directors (including the independent non-executive Directors) consider that the transactions contemplated under the Agreement are on normal commercial terms or better and are beneficial to the operation and long-term development of the Group and in the interests of the Company and the Shareholders as a whole.

INFORMATION OF THE PARTIES

THE COMPANY

The principal business activity of the Company is that of civil aviation.

SAGA

Prior to the completion of the transactions contemplated under the Agreement, SAGA is the wholly-owned subsidiary of the Company, which is established in November 2014. It was restructured from the Zhuhai Helicopter Branch of the Company. Its principal business includes offshore oil and gas exploration flight service, business aircraft escrow service, helicopter power line patrol, aviation forest protection, maritime rescue, emergency service and other temporary charter flights.

The following table contains certain financial information of SAGA which is prepared in accordance with the PRC Accounting Standards:

	For the 10 months ended 31 October 2020	For the year ended 31 December 2019	For the year ended 31 December 2018
	(unaudited)	(audited)	(audited)
	RMB (’0000)	RMB (’0000)	RMB (’0000)
Total assets	206,784.03	195,008.55	188,755.08
Net assets	107,805.26	101,885.57	98,048.35
Revenue	42,076.88	57,068.71	48,287.87
Net profit before tax	6,789.88	4,439.75	1,428.62
Net profit after tax	5,919.70	3,837.22	1,356.54

According to the valuation report prepared by Zhongshui Zhiyuan Assets Appraisal Co., Ltd. (中水致遠資産評估有限公司) (an independent qualified valuer in the PRC), the total assets of SAGA as of 30 November 2019 was valued at RMB2.4383216 billion and the net assets of SAGA as of 30 November 2019 was valued at RMB1.4891184 billion. The appraisal value of the equity interests in SAGA to be transferred amounted to RMB332.25209741 million as of 30 November 2019.

CSP INVESTMENT GROUP

CSP Investment Group was established in September 2018, whose principal business scope includes (i) the incubation and transformation of scientific and technological achievements in relation to smart power grids and digital power grids, enterprise incubation, intellectual property services, science and technology intermediary services, science and technology information consultation services, entrepreneurial space services, and the investment and operation of science and technology industrial parks; (ii) carrying out project investments, industrial investments, venture capital investments, risk investments and equity investments that focus on the value chain of the energy industry; and (iii) providing investment management, asset management, enterprise management, investment and enterprise management consultation services. CSP Investment Group mainly invests into the following areas: electric vehicle services, smart use of energy services, internet services, general aviation services, smart electrical equipment manufacturing, and other business areas as authorised by its shareholders and as ascertained by its corporate strategy. The ultimate controlling shareholder of this company is the State-owned Assets Supervision and Administration Commission of the State Counsel of the PRC (國務院國有資產監督管理委員會).

SHUANGBAI NO. 1

Shuangbai No. 1 was established in September 2019, whose principal business is equity investments. This partnership is controlled by China Reform Holdings Corporation Ltd. (中國國新控股有限責任公司). China Reform Holdings Corporation Ltd. (中國國新控股有限責任公司) is a state-owned enterprise.

SOUTHERN AIRLINES CAPITAL

Southern Airlines Capital was established in June 2017, whose principal business scope includes equity investments, project investments and investment management services. It is a wholly-owned subsidiary of CSAH. CSAH is a state-owned enterprise established in the PRC. The principal business activities of CSAH are (i) operating wholly state-owned assets and state-owned equity formed through the state’s investments in the Group and in the other enterprises which the Group invested in; and (ii) engaging in operations in air transportation, as well as other relevant industries including financial management, construction and development and media and advertising through CSAH’s subsidiaries.

ZGA

ZGA was established in November 2020. ZGA is a platform through which SAGA’s employees hold the equity interests in SAGA and has no other principal business except holding the equity interests in SAGA. This partnership is managed by Li Er Bao (李二保), Hu Yue Qiu (胡月秋), Zhong Guo Zhu (鍾國柱), Wei Zhen Xing (魏振興), Zhao Fu Liang (趙福亮) and Zhang Xiao Shuai (張曉帥) on behalf of investors.

IMPLICATIONS UNDER THE LISTING RULES

Prior to the completion of the Capital Contribution and the Equity Transfer under the Agreement, SAGA is the wholly-owned subsidiary of the Company. Pursuant to the Agreement, as a result of the Capital Contribution, the Company’s equity interest in SAGA will decrease, which constitutes a deemed disposal of the Company under Chapter 14 of the Listing Rules.

As CSAH and its associates directly and indirectly hold approximately 60.42% of the issued share capital of the Company as at the date of this announcement, CSAH is a connected person of the Company under the Listing Rules. As Southern Airlines Capital is the wholly-owned subsidiary of CSAH as at the date of this announcement, Southern Airlines Capital is an associate of CSAH and a connected person of the Company. The transactions contemplated under the Agreement with, among others, Southern Airlines Capital constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios for the transactions contemplated under the Agreement is more than 0.1% and less than 5%, the transactions contemplated under the Agreement are subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Agreement”	the capital increase and equity transfer agreement entered into on 25 November 2020 among the Company, SAGA, CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA

“associates”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Capital Contribution”	the proposed capital contribution in SAGA by CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA pursuant to the Agreement

“CBEE”	China Beijing Equity Exchange (北京產權交易所), an exchange platform for the trading of assets and equities

“Company”	China Southern Airlines Company Limited, a joint stock limited company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“CSAH”	China Southern Air Holding Company Limited, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSP Investment Group”	China Southern Power Grid Industry Investment Group Co., Ltd. (南方電網産業投資集團有限責任公司), a company established and validly existing under the laws of the PRC

“Directors”	the directors of the Company

“Equity Transfer”	the proposed transfer of equity interests in SAGA by the Company to CSP Investment Group, Shuangbai No. 1 and Southern Airlines Capital pursuant to the Agreement

“Group”	the Company and its subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, for the purpose of this announcement, exclusively refer to Mainland China

“RMB”	Renminbi, the lawful currency of the PRC

“SAGA”	Southern Airlines General Aviation Co., Ltd. (南航通用航空有限公司), a company established and validly existing under the laws of PRC and a wholly-owned subsidiary of the Company prior to the completion of the transactions contemplated under the Agreement

“Share(s)”	share of RMB1.00 each in the capital of the Company

“Shareholder(s)”	the holder(s) of the Shares

“Shuangbai No. 1”	Guoxin Shuangbai No. 1 (Hangzhou) Equity Investment Partnership (Limited Partnership) (國新雙百壹號（杭州）股權投資合夥企業（有限合夥）), a partnership established and validly existing under the laws of PRC

“Southern Airlines Capital”	China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司), a company established and validly existing under the laws of PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“ZGA”	Zhuhai General Aviation Investment Partnership (Limited Partnership) (珠海通航通投資合夥企業（有限合夥）), a partnership established and validly existing under the laws of PRC

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

25 November 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.